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Amanda Ravitz, Esq.	Madrid	Washington, D.C.
Assistant Director	Milan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                            Cubic Corporation
Registration Statement on Form S-1
Filed February 25, 2013

SEC File No. 333-186852

Dear Ms. Ravitz:

We are in receipt of the Staff’s letter dated March 21, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”).  We are responding to the Staff’s comments on behalf of Cubic Corporation (“Cubic”) as set forth below.  Simultaneously with the filing of this letter, Cubic is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), responding to the Staff’s comments.  Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Cubic’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Amendment.  For ease of reference, we have set forth the Staff’s comments and Cubic’s response for each item below.

Prospectus Cover Page

1.                                      Please revise to include all non-430A information. We note in this regard the blanks on the cover page, page 12 and throughout your filing, representing the number of common shares offered by the selling shareholders.

Cubic’s Response:  Cubic acknowledges the Staff’s comment and advises the Staff that Cubic will revise the Registration Statement to include all non-430A information as soon as such information is available and prior to circulating any preliminary prospectus for the offering.

Business Overview, page 1

2.                                      Please expand the disclosure in this section to discuss the reasons for the restatements mentioned in the first risk factor on page 16. Also, discuss the impact of the restatements.

Cubic’s Response:  Cubic has revised the Amendment in accordance with the Staff’s comment.  Please refer to the revisions on page 3 of the Amendment.

3.                                      In this regard, we note the disclosure on page 130 regarding incorporation of certain documents by reference. Please provide us your analysis demonstrating your eligibility to use incorporation by reference. Specifically address whether you are “current” in your Exchange Act reporting requirements, in light of the method by which you addressed the restatement issues.

Cubic’s Response: Cubic respectfully submits to the Staff that it is “current” in its Exchange Act reporting requirements because it has filed all reports and other materials required to be filed by Sections 13(a), 14, or 15(d) of the Exchange Act during the 12-month period preceding the filing of the Registration Statement, in accordance with General Instruction VII.B. to Form S-1.  Cubic acknowledges the Staff’s comment in the Staff’s letter to Cubic dated November 20, 2012 that Cubic’s “only means of satisfying the ‘current’ reporting requirements continues to be its filing of all required materials during the period specified in a particular rule or form.”  While Cubic’s Annual Report on Form 10-K for the year ended September 30, 2012 (the “Jumbo 10-K”) served to restate the financial statements in certain of Cubic’s prior periodic reports, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “March 31, 2012 10-Q”), Cubic respectfully submits that such restatement did not make the March 31, 2012 10-Q materially deficient, at least to the extent that Cubic could not be deemed current for purposes of the incorporation by reference features of Form S-1.  Cf. Compliance and Disclosure Interpretation 115.02 (a registrant’s failure to provide in its Annual Report on Form 10-K the required management’s report on internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 would render that filing materially deficient and hence the registrant would not be current).

In this connection, it is important to note that Cubic believes the approach it took — namely, a single restated filing rather than a filing of all affected Exchange Act reports — was for the benefit of investors, and such approach was discussed with and not objected to by the Staff.  The Jumbo 10-K provided investors with all relevant and meaningful information relating to the restated fiscal years and quarterly periods in a timely and cost-effective manner.  Given the changes over multiple time periods, Cubic believes that presenting the restatement for the applicable periods in one comprehensive document avoided investor confusion and facilitated investor understanding by providing a complete picture of how any potential quarterly variances relate to the annual variances and how annual and year-over-year trends, as well as quarterly trends and comparisons relating to the trailing 12-month period, may be affected.  Thus, investors received, in a single integrated document, a clear understanding of the restatement’s overall financial impact on Cubic’s results.

We very much appreciate the Staff’s willingness to let Cubic take the approach reflected in the Jumbo 10-K.  We respectfully submit that it seems unnecessary for Cubic to separately refile an amended version of the March 31, 2012 10-Q in order to be eligible to use incorporation by reference pursuant to General Instruction VII. to Form S-1, and also risks the type of investor confusion that the Jumbo 10-K approach was intended to prevent.

4.                                      Please expand the disclosure on page 2 to quantify the amount of your funded backlog that you expect will be completed within the next year. Also, revise the disclosure to briefly explain the difference between funded backlog and total backlog.

Cubic’s Response:  Cubic has revised the Amendment in accordance with the Staff’s comment.  Please refer to the revisions on page 2 of the Amendment.

*     *     *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5405.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott N. Wolfe
Scott N. Wolfe, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc:	James R. Edwards, Cubic Corporation
Richard Sandler, Esq., Davis Polk & Wardwell LLP
Matthew T. Bush, Esq., Latham & Watkins LLP